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EXHIBIT 3.1.7


CERTIFICATE OF DESIGNATION


                           Certificate of Designation
                         For Nevada Profit Corporations
                           (Pursuant to NRS 78.1955)


1. Name of corporation
     GLOBAL RESOURCE CORPORATION

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation, this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

A series of 37,500,000 shares of Preferred Stock, designated as the "2006 Series of Convertible Preferred Stock", having a par value of $.0001 per share, ranking senior to the Common STock and any subsequently designated series of Preferred Stock which is designated as junior and otherwise being of equal rank, with the shares of the series voting with the Common Stock as a single class except with respect to the election of directors and having two votes per share and with respect to the election of directors the shares of the series shall elect a majority of the Board of Directors. The holders of the 2006 Series shall receive such dividends as the Board may legally declare. In the event of the liquidation, dissolution or winding-up of the Company, the holders of the 2006 Series shall be entitled to received a preferred distribution of $.001 per share, before any distribution to junior series of Preferred Stock or the Common Stock. The shares of the 2006 Series shall be convertible into shares of the Company's Common Stock at the rate of two (2) shares of Common Stock for each share of the 2006 Series, with unpaid and accumulated dividends being convertible by dividing the total dividends by the closing bid price of the Common Stock for the twenty (20) consecutive trading days ending on the day of conversion, and multiplying by two (2). No holder of the 2006 Series shall have preemptive rights. Until January 1, 2009, no holder of the shares of 2006 Series shall have the right to convert if, after giving effect to the desired conversion, the holder (together with the holder's affiliates) would own in excess of 4.99% of the outstanding shares of the Company's Common Stock following such conversion or would have acquired through conversion of shares of the 2006 Series or otherwise in excess of 4.99% of the outstanding shares of the Common Stock following such conversion during the sixty day period ending on and including such conversion date.

3. Effective date of filing  ____________________

4. Officer Signature /s/ F. G. Pringle
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